Exhibit 99.2
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
UK North Sea: Total Awarded Three Exploration Licenses
Paris December 5, 2008 — Total announces today that it has been awarded three exploration licences in the 25th Oil and Gas Licensing Round of the UK’s Department of Energy and Climate Change.
In the West of Shetlands area, Total and its partners in the Laggan and Tormore gas condensate discoveries, have been awarded part of the adjacent Block 205/4.
Further north, Total will have a 56% interest in the exploration licence formed by Blocks 214/17, 214/21b and 214/22.
In addition, in the Central Graben area of the North Sea, Total will have a 75% equity in Block 29/3b where it has a firm well commitment to drill the high temperature-high pressure Corfe Prospect.
The award of these three licences is in line with Total’s strategy of acquiring new acreage around its two main UK North Sea production hubs (Elgin-Franklin and Alwyn) and developing its position in the West of Shetlands area around its Laggan and Tormore discoveries. Total hence reaffirms its commitment to actively pursuing exploration, and contributing to the development of the North Sea’s oil and gas resources.
Total Exploration and Production in the United Kingdom
Total is one of the leading oil and gas producers on the UK Continental Shelf, with equity production of more than 260,000 barrels of oil equivalent per day in 2007. It continues to invest heavily in and remains committed to the UK North Sea, where it recently brought on stream the Jura field. Based in Aberdeen, Scotland, the company owns and operates a cluster of fields in the Alwyn Area of the northern North Sea, the Elgin and Franklin fields in the Central North Sea and the Otter field northeast of Shetland. The Company also operates the St. Fergus gas terminal and a gas transportation system, and has interests in a number of non-operated fields. Total also has interests in the West of Shetland area where it is finalizing the development studies of the Laggan and Tormore gas discoveries.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com